UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          Solera National Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83420T104
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                                 (CUSIP Number)

                                 Greg E. Gordon
                                 Reed Smith LLP
                                435 Sixth Avenue
                         Pittsburgh, Pennsylvania 15219
                                 (412) 288-3138
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


    There is no Date of Event Requiring this Filing. The Reporting Person is switching from a Schedule 13G to a Schedule 13D Filer
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
| | .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
---------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.    83420T104                                         Page 2 of 6 Pages
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---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael D. Quagliano
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see Instructions)

           PF
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
----------------------- -------- -----------------------------------------------
                           7     SOLE VOTING POWER

                                 390,144
      NUMBER OF         -------- -----------------------------------------------
        SHARES             8     SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH       -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                 390,144
                        -------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           390,144
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (see Instructions)                                                |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.28%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (see Instructions)

           IN
---------- ---------------------------------------------------------------------

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CUSIP No.    83420T104                                         Page 3 of 6 Pages
-----------------------                                        -----------------


                                EXPLANATORY NOTE

The Schedule 13G filed on September 25, 2007 by Michael D. Quagliano (the "Reporting Person") relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Solera National Bancorp, Inc. (the "Issuer"), as previously amended on January 9, 2008, is hereby amended on this Schedule 13D as set forth below.

Item 1.  Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share, of Solera National Bancorp, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 319 South Sheridan Boulevard, Lakewood, Colorado 80226.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Michael D. Quagliano (the "Reporting Person"). The Reporting Person's business address is 251 Granada Hill Road, Edwards, CO 81632. The Reporting Person is a director of the Issuer and was also elected to the board of directors of the Issuer, a national banking association. The Reporting Person's principal occupation is in commercial real estate acquisition, financing and development.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect of such laws. The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person used personal funds to make all purchases of his Shares. Part of the purchase price of the Shares purchased by the Reporting Person was borrowed from The Bankers Bank, NA, Atlanta, Georgia, and is secured by 300,000 Shares. The total funds used in all purchases of Shares (other than Shares underlying warrants, which have not been purchased yet) was $3,252,695, of which $766,930 was borrowed from The Bankers Bank.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. Subsequent to his purchase of Shares, on December 5, 2008, the Board of Directors of the Issuer elected the Reporting Person as a member of its 15-person Board of Directors to fill a then-existing vacancy.

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CUSIP No.    83420T104                                         Page 4 of 6 Pages
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As a director of the Issuer and as part of the Reporting Person's continuing evaluation of, and preservation of the value of, his investment in the Shares of the Issuer, the Reporting Person has engaged and may in the future engage in discussions with and has responded and may in the future respond to inquiries from, various persons, including, without limitation, the Issuer's Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Reporting Person's investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Specifically in his capacity as a director, and with a view towards maximizing shareholder value, the Reporting Person has made various recommendations to the Issuer's Board and management to improve the performance of the Issuer, including, without limitation, (i) reducing or eliminating certain real estate leases, (ii) considering appropriate staff reductions and (iii) decreasing executive compensation.

Except as described herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Depending on the Issuer's response to the Reporting Person's recommendations as a Board member as described above, as well as other various factors, the Reporting Person may consider proposing a slate of nominees for election as directors at the Issuer's next annual meeting.

Depending on various factors, including the Issuer's financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Board of Directors, the market price of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, including changing his current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Shares of the Issuer, dispose of some or all of his Shares of the Issuer or cause affiliates to dispose of some or all of their Shares of the Issuer, and/or continue to hold Shares of the Issuer.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 390,144 Shares, or approximately 15.28% of the Issuer's Shares outstanding, and also is deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares. The percentage calculated in this statement is based upon an aggregate of 2,553,671 Shares outstanding as of November 10, 2008, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission.

Of the 390,144 Shares beneficially owned by the Reporting Person, 64,547 Shares currently may be acquired by the Reporting Person at an exercise price of $12.50 per share, pursuant to a warrant to purchase common stock that was acquired by the Reporting Person in connection with the Issuer's initial public offering.

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CUSIP No.    83420T104                                         Page 5 of 6 Pages
-----------------------                                        -----------------


There have been no transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

Except as stated within this Item 5, to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

ExhibitA:   Form of Shareholder Warrant Agreement (incorporated herein by reference to Exhibit 4.3 of the Issuer's Registration Statement on Form SB-2 filed on October 17, 2006).

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CUSIP No.    83420T104                                         Page 6 of 6 Pages
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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



Dated:       March 13, 2009                 /s/  Michael D. Quagliano
                                            -----------------------------------
                                            By:  Michael D. Quagliano